EXHIBIT 3.3

Certificate of Designation

of

Series A Junior Participating Preferred Stock

of

Quicksilver Resources Inc.

(Pursuant to Section 151 of the General

Corporation Law of the State of Delaware)

Quicksilver Resources Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the “Corporation”), in accordance with the provisions of Section 103 thereof, DOES HEREBY CERTIFY:

That, pursuant to the authority granted to and vested in the Board of Directors of the Corporation in accordance with the provisions of the Restated Certificate of Incorporation, as amended, of the Corporation (the “Certificate of Incorporation”), the following resolution was duly adopted by the Board of Directors of the Corporation as required by Section 151 of the General Corporation Law of the State of Delaware at a meeting duly called and held on March 11, 2003.

RESOLVED, that, pursuant to the authority granted to and vested in the Board of Directors of the Corporation (hereinafter called the “Board of Directors”) in accordance with the provisions of the Certificate of Incorporation, the Board of Directors hereby creates a series of Preferred Stock, with a par value of $0.01 per share, of the Corporation and hereby states the designation and number of shares, and fixes the relative rights, preferences and limitations thereof (in addition to the provisions set forth in the Certificate of Incorporation which are applicable to the Preferred Stock of all classes and series) as follows:

Series A Junior Participating Preferred Stock

Section 1.    Designation, Par Value and Amount.    The shares of such series shall be designated as “Series A Junior Participating Preferred Stock” (hereinafter referred to as “Series A Preferred Stock”), the shares of such series shall be with par value of $0.01 per share, and the number of shares constituting such series shall be 40,000; provided, however, that, if more than a total of 40,000 shares of Series A Preferred Stock shall be issuable upon the exercise of Rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of March 11, 2003, between the Corporation and Mellon Investor Services LLC, as Rights Agent (as amended from time to time) (the “Rights Agreement”), the Board of Directors, pursuant to Section 151 of the General Corporation Law of the State of Delaware, shall direct by resolution or resolutions that a certificate be properly executed, acknowledged and filed providing for the total number of shares of Series A Preferred Stock authorized to be issued to be increased (to the extent that the Certificate of Incorporation then permits) to the largest number of whole shares (rounded up to the nearest whole number) issuable upon exercise of the Rights. Such number of shares of the Series A Preferred Stock may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares issuable upon exercise or conversion of outstanding rights, options or other securities issued by the Corporation.